UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRINITY PLACE HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89656D101
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89656D101

1	Names of Reporting Persons
Horse Island Partners, LLC [1] 222 Lakeview Ave., Suite 1510 West Palm Beach, FL 33401
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,830,459
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,830,459
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,830,459
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.74%
12	Type of Reporting Person (See Instructions)
PN

_______________________________________
1 Thomas D. O'Malley, Jr. is the managing member and controlling person of Horse Island Partners, LLC.

SCHEDULE 13G

CUSIP No. 89656D101

1	Names of Reporting Persons Thomas D. O'Malley, Jr. [2] 222 Lakeview Ave., Suite 1510 West Palm Beach, FL 33401
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,830,459
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,830,459
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,830,459
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.74%
12	Type of Reporting Person (See Instructions)
IN

_______________________________________
2 Thomas D. O'Malley, Jr. is the managing member and controlling person of Horse Island Partners, LLC.

CUSIP No. 89656D101

Item 1.

(a) Name of Issuer:

Trinity Place Holdings Inc.

(b) Address of Issuer's Principal Executive Offices:

717 Fifth Avenue, Suite 1303

New York, NY 10022

Item 2.

(a) Name of Person Filing:

Horse Island Partners, LLC

Thomas D. O'Malley, Jr.

(b) Address of Principal Business Office or, if None, Residence:

The principal business office for Horse Island Partners, LLC is 222 Lakeview Ave., Suite 1510; West Palm Beach, FL 33401. The principal business office for Thomas D. O'Malley, Jr. is 222 Lakeview Ave., Suite 1510; West Palm Beach, FL 33401.

(c) Citizenship:

Horse Island Partners, LLC is organized under the laws of the State of Delaware. Thomas D. O'Malley, Jr. is a citizen of the United States of America.

(d) Title and Class of Securities:

Common Stock, par value $0.01 per share

(e) CUSIP No.:

89656D101

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Horse Island Partners, LLC has the shared power to vote 1,830,459 (5.74%) shares of the common stock of the issuer. As the Managing Member of Horse Island Partners, LLC, Thomas D. O'Malley, Jr. is deemed to have the shared power to vote 1,830,459 (5.74%) shares of the common stock of the issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

 Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a  nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2020

HORSE ISLAND PARTNERS, LLC

/s/ Thomas D. O'Malley, Jr.

Name: Thomas D. O'Malley, Jr.

Title: Managing Member

THOMAS D. O'MALLEY, JR.

/s/ Thomas D. O'Malley, Jr.

Name: Thomas D. O'Malley, Jr.